Exhibit 99.1

	Masterworks 151, LLC

	Gross Artwork Sale Proceeds	$2,100,000.00
(+)	Cash on Balance Sheet	$110.00
(-)	Sale Expenses Charged to Issuer	$0.00
=	Net Liquidation Proceeds	$2,100,110.00
(-)	Class B Shares	$(100.00)
(-)	Class B Profit Share	$(161,858.00)
=	Distributable Proceeds to Class A Shares	$1,938,152.00
(/)	Total Class A Shares Outstanding	64,536
=	Distributable Proceeds per Class A Share	30.03
(/)	Initial Offering Price per Class A Share	20.00
=	Multiple on Invested Capital (MOIC)	1.50

	Offering period
	Cash Receipt Date	7/25/2023
(-)	Final Offering Close Date	11/8/2022
=	Days from final close to cash receipt	259
(/)	Days of year	365
=	IRR Period (in years)	0.71

	IRR Calculation
	MOIC	1.50
	IRR Period (in years)	0.71
	IRR	77.3%

*Reflects 686 Class A shares issued in respect of administrative service fees to Masterworks Administrative Services, LLC.